11022550

RECEIVED

2011 JUN 21 PM 4:02

SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-13470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108th N.E., Suite 1200
(No. and Street)

Bellevue	WA	98004-5135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LeeAnna K. Glessing — 425-256-6302 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LeeAnna K. Glessing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symetra Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA HUBBARD
STATE OF WASHINGTON
NOTARY PUBLIC
COMMISSION EXPIRES 08-01-11

Notary Public

Signature

AVP/Treasurer/Financial Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Financial Statements and Supplemental Information

Year Ended December 31, 2010

Contents

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, WA 98104-4086

Tel: +1 206 621 1800
Fax: +1 206 654 7799
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Symetra Securities, Inc.

We have audited the accompanying statement of financial condition of Symetra Securities, Inc. (the Company) (a wholly owned subsidiary of Symetra Financial Corporation) as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symetra Securities, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 25, 2011

1101-1222622

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 1,529,264
Accrued interest income	244
Accounts receivable	647,077
Prepaid expenses and other assets	29,189
Total assets	$ 2,205,774
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 7,403
Payable to Affiliates and Parent	73,919
Payable to Parent for income taxes	178,870
Deferred income tax liabilities, net	2,653
Total liabilities	262,845
Commitments and contingencies	
Stockholder's equity:	
Common stock (10,000 shares authorized, issued, and outstanding; $100 par value)	1,000,000
Additional paid-in capital	106,083
Retained earnings	836,846
Total stockholder's equity	1,942,929
Total liabilities and stockholder's equity	$ 2,205,774

See accompanying notes.

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Income

Year Ended December 31, 2010

Revenues	
Dealers' concession income:	
Variable annuity products – Symetra	$ 3,972,503
Variable life products – Symetra	151,848
Mutual fund 12b-1 fee income	2,111,440
Other mutual fund income	456,510
Interest and dividend income	3,131
Total revenues	6,695,432
Expenses	
Commissions:	
Variable annuity products – Symetra	3,972,503
Variable life products – Symetra	151,848
Personnel expenses	277,192
Other administrative expenses	283,073
Total expenses	4,684,616
Income before income tax expense	2,010,816
Income tax expense	708,313
Net income	$ 1,302,503

See accompanying notes.

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2010	$ 1,000,000	$ 106,083	$ 844,343	$ 1,950,426
Net income	–	–	1,302,503	1,302,503
Cash dividends	–	–	(1,310,000)	(1,310,000)
Balance at December 31, 2010	$ 1,000,000	$ 106,083	$ 836,846	$ 1,942,929

See accompanying notes.

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Cash Flows

Year Ended December 31, 2010

Operating activities	
Net income	$ 1,302,503
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred tax benefit	(1,745)
Changes in operating assets and liabilities:	
Accounts receivable and accrued interest income	8,008
Prepaid expenses and other assets	448
Accounts payable	(12,027)
Payable to Affiliates and Parent	8,332
Payable to Parent for income taxes	14,103
Net cash provided by operating activities	1,319,622
Financing activity	
Dividends paid	(1,310,000)
Net increase in cash and cash equivalents	9,622
Cash and cash equivalents at beginning of year	1,519,642
Cash and cash equivalents at end of year	$ 1,529,264
Supplemental cash flow disclosure	
Income taxes paid to Parent	$ 695,955

See accompanying notes.

1. Organization and Nature of Business

Symetra Securities, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company filed for and was granted exclusion from membership in the Securities Investor Protection Corporation (SIPC) for 2010. The Company acts as the underwriter and distributor of the registered separate account products for Symetra Life Insurance Company (Symetra Life) and First Symetra National Life Insurance Company of New York.

The Company also acts as the broker of record for a certain group of shareholders of Pioneer Funds. The Company provides record-keeping and other account holder services for these shareholders, including the facilitation of nonsolicited purchase, sale, and redemption orders of Pioneer Funds. The Company promptly transmits all investor funds received in connection with its activities as a broker-dealer for Pioneer Funds and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Symetra Life, First Symetra National Life Insurance of New York, and Symetra Investment Services, Inc. (SIS) are wholly owned subsidiaries of the Parent (collectively, the Affiliates). The issuance and management of securities by the Affiliates could be affected by changes in their economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The amounts reflect management's best estimates, though actual results could differ from those estimates. Management believes the amounts provided are appropriate.

2. Significant Accounting Policies (continued)

Dealers' Concession Income and Commission Expense

Dealers' concession income and commission expense on variable annuity and variable life insurance products are recorded on the trade date as related transactions occur. Mutual fund 12b-1 concession income is recorded as earned on Class A share assets of the Pioneer Funds' customers for which the Company is the broker of record.

Cash and Cash Equivalents

Cash includes balances on deposit with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's insurance limits. The Company considers investments in institutional money market funds to be cash equivalents. The Company defines cash equivalents as short-term investments with original maturities of three months or less at the time of purchase.

Cash equivalents are reported at cost, which approximates fair value, and were $1,498,902 as of December 31, 2010. As of December 31, 2010, $1,498,902 was held at a single financial institution.

Financial Instruments

Accrued interest income and receivables are carried at contracted amounts, which approximate fair value. Similarly, certain liabilities, including accounts payable, are carried at contracted amounts which approximate fair value at December 31, 2010.

Income Taxes

The Company is included in the Parent's consolidated federal income tax return. A tax allocation agreement has been entered into by the Company with the Parent. The allocation is based upon separate return calculations. The Company may receive current credit for net losses, if any, as such losses offset taxable income of other members of the consolidated group. The provision for federal income taxes is based on amounts determined to be payable as a result of operations within the current accounting period. Intercompany tax balances are settled quarterly.

2. Significant Accounting Policies (continued)

Income taxes have been provided using the liability method. The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future taxable income will be available. A valuation allowance is established, if necessary, to reduce the Company's deferred tax assets to an amount that is more likely than not realizable.

3. Related-Party Transactions

The Company, in the normal course of business, is charged by the Parent or Affiliates for its share of operating, administrative, and personnel expenses, as well as income taxes incurred during the year on its behalf. As of December 31, 2010, amounts due to the Parent, Symetra Life, and Symetra Investment Services, Inc. were $180,537, $71,280, and $972, respectively.

The following table summarizes expenses allocated to the Company for the year ended December 31, 2010:

	Allocated From		
	Parent	**SIS**	**Symetra Life**
Income taxes	$ 708,313	$ –	$ –
Defined contribution plan expense	–	–	12,290
Rent expense	19,623	–	–
Other operating, administrative and personnel expenses	–	972	527,381
Total	$ 727,936	$ 972	$ 539,671

4. Dividends

In March 2010 and September 2010, the Company declared and paid dividends of $660,000 and $650,000, respectively, to its Parent. Dividend payments are limited by the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1) described in Note 5.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $5,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies. The Company appropriately notified the SEC and FINRA in advance of the dividend payments described in Note 4. As of December 31, 2010, the Company had net capital of $1,239,095, which was $1,221,749 in excess of its required net capital of $17,346. The ratio of aggregate indebtedness to net capital was 21.00%.

6. Income Taxes

The Company is included in the Parent's income tax returns, which are filed in the U.S. federal and various state jurisdictions. These federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service, or the statute of limitations has expired for all tax periods through December 31, 2006. The Company is not currently subject to any state income tax examinations.

Income tax expense for the year ended December 31, 2010 consisted of the following:

Current income tax expense:	
Federal	$ 703,111
State	6,947
Total current income tax expense	710,058
Deferred income tax benefit:	
Federal	(1,745)
Total deferred income tax benefit	(1,745)
Total income tax expense	$ 708,313

6. Income Taxes (continued)

There were no significant differences between the Company's effective rate and the U.S. federal income tax rate of 35%.

The tax effects of temporary differences that gave rise to the deferred income tax assets and deferred income tax liabilities at December 31, 2010 were as follows:

Deferred income tax assets:		
Accrued vacation	$	1,637
Deferred income tax liabilities:		
Prepaid insurance		(4,290)
Net deferred income tax liability	$	(2,653)

As of December 31, 2010, the Company did not have any unrecognized tax benefits.

7. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. Management does not believe that such litigation will have a material adverse effect on the Company's financial condition, future operating results, or liquidity.

Supplemental Information

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Computation of net capital	
Total stockholder's equity and regulatory capital	$ 1,942,929
Less: Nonallowable assets	(676,509)
Add: Other additions and/or allowable credits	2,653
Net capital before haircut	1,269,073
Less: Haircut on investments	(29,978)
Net capital	$ 1,239,095
Aggregate indebtedness	$ 260,192
Computation of basic net capital requirement	
Minimum net capital required	$ 17,346
Excess net capital	$ 1,221,749
Ratio of aggregate indebtedness to net capital	21.00%

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010 Part IIA FOCUS filing.

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Schedule II
Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of the Rule because the Company's transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies, and/or variable life insurance or annuity products, and the Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

Supplementary Report

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, WA 98104-4086

Tel: +1 206 621 1800
Fax: +1 206 654 7799
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Symetra Securities, Inc.

In planning and performing our audit of the financial statements of Symetra Securities, Inc. (the Company) (a wholly owned subsidiary of Symetra Financial Corporation), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) including making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2011

Ernst & Young LLP

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)
Year Ended December 31, 2010

Ernst & Young LLP

ERNST & YOUNG

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)
Year Ended December 31, 2010

1101-1222622